EXHIBIT 1.01

Dow Inc.

The Dow Chemical Company

Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”), a combined report of Dow Inc. and The Dow Chemical Company (“TDCC” and together with Dow Inc., “Dow” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act and Form SD (the “Rule”), for the reporting period from January 1 to December 31, 2022. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during the reporting period for which gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, and tungsten (the “Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during the reporting period for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercises control. See also “Basis of Presentation” below. Please refer to the Rule and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, and tungsten, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

Company Overview

Dow (NYSE: DOW) combines global breadth; asset integration and scale; focused innovation and materials science expertise; leading business positions; and environmental, social and governance leadership to achieve profitable growth and help deliver a sustainable future. The Company’s ambition is to become the most innovative, customer centric, inclusive and sustainable materials science company in the world. Dow’s portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated, science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer applications. Dow operates manufacturing sites in 31 countries and employs approximately 37,800 people. Dow delivered sales of approximately $57 billion in 2022.

As a world-leading materials science company, Dow plays a pivotal role in innovating materials that bring social and environmental value alongside business value. Dow is committed to innovating and bringing safer materials to the market by continuously evaluating and improving how the Company measures, designs, manufactures, reports, and acts on the impact of its products. Dow envisions a future where every material it brings to market is sustainable for people and the planet. To that end, Dow is innovating the sustainable materials of tomorrow by leading candid conversations about product safety and committing to the advancement of open and transparent chemistry with Dow’s value chain partners, customers and the public.

For more information, please visit www.dow.com. The Company’s website is not part of or incorporated by reference into this filing.

Basis of Presentation

The Company evaluated whether certain Conflict Minerals were necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured by a third party during the reporting period. It was determined that two of the Company’s six businesses manufacture products, or contract such products to be manufactured, for which Conflict Minerals, as metals or metal alloys, are “necessary to the functionality or production of” such products (the “In-scope Products”). These businesses are Polyurethanes & Construction Chemicals and Coatings & Performance Monomers.

Separately, it was determined that five of the Company’s six businesses utilize Conflict Minerals as metals or metal alloys, and/or certain chemical compounds manufactured from Conflict Minerals that are chemically distinct from the metals themselves. These businesses include Packaging and Specialty Plastics, Industrial Solutions, Polyurethanes & Construction Chemicals, Coatings & Performance Monomers, and Consumer Solutions. The Company includes the use of these organometallic compounds manufactured from tantalum, tin, tungsten, and gold (“Organometallic Compounds”) in the scope of its Conflict Minerals approach described below and conducted its reasonable country of origin inquiry (“RCOI”) and due diligence on these materials in addition to the metals and metal alloys.

CONFLICT MINERALS APPROACH

The Company shares the concern that Conflict Minerals sourced from the Covered Countries may generally come from mines or trading routes controlled by armed groups in the Covered Countries. It is the Company’s policy to not knowingly purchase any raw materials that contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. The Company’s policy with regard to the responsible sourcing of Conflict Minerals is available on its website at https://corporate.dow.com/en-us/about/legal/conduct/conflict-minerals.html.

The Company is a “Downstream company” as contemplated by the Rule, that is, part of the supply chain which spans smelters/refiners downstream to retailers which sell final products to end-consumers. Conflict Minerals are components in some of the supplies that the Company purchases from its vendors. Because the Conflict Minerals enter the Company’s supply chain many layers removed from the Company, it is difficult to determine where they originated. The supply chain associated with Conflict Minerals is complex and the Company has worked with its vendors to determine the sources of the Conflict Minerals in the supplies purchased by the Company. As noted above, the approach broadly includes not only Conflict Minerals in the form of metals and metal alloys but also Organometallic Compounds.

The Company has a cross-functional team responsible for implementing processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and environment, health and safety functions. The Company’s due diligence process and its implementation was designed to conform in all material respects to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), as applicable to Downstream companies.

The Company expects its vendors to comply with the Conflict Minerals Provision and the Conflict Minerals Regulation. In addition, the Company also expects its vendors to provide all necessary information in connection with the Company’s RCOI about products supplied to the Company that contain Conflict Minerals. The Company sets forth its expectations with regard to sourcing of Conflict Minerals and the vendor’s agreement to provide sourcing information as requested regarding Conflict Minerals in the Company’s Code of Business Conduct for Suppliers, available on its website at https://corporate.dow.com/en-us/about/suppliers/info/expectations. The Company reserves the right to assess, monitor and audit any vendor’s compliance with the Company’s Conflict Minerals practices. Vendors who are not in compliance are expected to implement corrective actions or they may not be considered for future business.

The Company’s Office of Ethics and Compliance maintains a help line that is available to those who wish to ask questions about the Company policy, seek guidance on specific situations or report violations of the Company’s Code of Conduct or other unethical business practices. More information is available on its website at https://corporate.dow.com/en-us/about/legal/conduct/business.html.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

During the reporting period, the Company purchased twenty-nine products which incorporate certain Conflict Minerals, in the form of metal and metal alloys, and/or Organometallic Compounds from twenty-four different vendors.

The Company conducted, in good faith, a RCOI that was reasonably designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI implemented by the Company consisted of a survey of all vendors providing Conflict Minerals or supplies containing Organometallic Compounds. The RCOI is part of, includes and is complemented by the additional due diligence actions described in this Report.

The Company requested each vendor to provide a completed Conflict Minerals reporting template (the “CMRT”). The CMRT is maintained by the Responsible Minerals Initiative (“RMI”), which was founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor. All vendors responded to the survey by returning a completed CMRT or producing an alternative method of compliance. In validating alternative methods of compliance and in determining whether further due diligence is required in a given instance, the Company relied upon additional vendor certification or participation in an equivalent cross-recognized assessment in determining the source of the Conflict Minerals in its materials or products.

After receiving the vendor responses, the Company compared the results to the lists of conformant and active smelters and refiners maintained by the RMI. The RMI defines standards for smelters and refiners that voluntarily participate in the Responsible Minerals Assurance Process (“RMAP”). The RMAP uses an independent third-party audit to assess smelters’ and refiners’ management systems and sourcing practices to validate conformance with RMAP standards. The RMAP standards are developed to meet the requirements of the OECD Guidance and the Dodd-Frank Act. The lists of smelters and refiners that meet the RMAP standards are published on the RMI website.

RCOI AND DUE DILIGENCE RESULTS

The results from the survey of vendors are provided below by metal and include smelter names and locations:

Metal	Smelter ID	Smelter Name	Smelter Country
Tin	CID000309	PT Aries Kencana Sejahtera	Indonesia
Tin	CID000438	EM Vinto	Bolivia
Tin	CID000468	Fenix Metals	Poland
Tin	CID000555	Gejiu Zili Mining And Metallurgy Co., Ltd.	China
Tin	CID001105	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	CID001142	Metallic Resources, Inc.	United States of America
Tin	CID001173	Mineracao Taboca S.A.	Brazil
Tin	CID001182	Minsur	Peru
Tin	CID001337	Operaciones Metalurgicas S.A.	Bolivia
Tin	CID001399	PT Artha Cipta Langgeng	Indonesia
Tin	CID001402	PT Babel Inti Perkasa	Indonesia
Tin	CID001406	PT Babel Surya Alam Lestari	Indonesia
Tin	CID001428	PT Bukit Timah	Indonesia
Tin	CID001453	PT Mitra Stania Prima	Indonesia
Tin	CID001458	PT Prima Timah Utama	Indonesia
Tin	CID001460	PT Refined Bangka Tin	Indonesia
Tin	CID001468	PT Stanindo Inti Perkasa	Indonesia
Tin	CID001477	PT Timah Tbk Kundur	Indonesia
Tin	CID001482	PT Timah Tbk Mentok	Indonesia
Tin	CID001486	PT Timah Nusantara	Indonesia
Tin	CID001490	PT Tinindo Inter Nusa	Indonesia
Tin	CID001539	Rui Da Hung	Taiwan
Tin	CID001898	Thaisarco	Thailand
Tin	CID002036	White Solder Metalurgia e Mineracao Ltda.	Brazil
Tin	CID002158	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Tin	CID002180	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin	CID002455	CV Venus Inti Perkasa	Indonesia
Tin	CID002503	PT ATD Makmur Mandiri Jaya	Indonesia
Tin	CID002570	CV Ayi Jaya	Indonesia
Tin	CID002773	Aurubis Beerse	Belgium
Tin	CID002816	PT Sukses Inti Makmur	Indonesia
Tin	CID002835	PT Menara Cipta Mulia	Indonesia
Tin	CID003116	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
Tin	CID003205	PT Bangka Serumpun	Indonesia
Tin	CID003325	Tin Technology & Refining	United States of America
Tin	CID003380	PT Masbro Alam Stania	Indonesia
Tin	CID003381	PT Rajawali Rimba Perkasa	Indonesia
Tin	CID003387	Luna Smelter, Ltd.	Rwanda
Tin	CID003449	PT Mitra Sukses Globalindo	Indonesia
Tin	CID003582	Fabrica Auricchio Industria e Comercio Ltda.	Brazil

The Company received responses from all of its vendors of Conflict Minerals. In most instances, the Company only received information about products containing Conflict Minerals and the smelters/refiners. In some instances, the responses the Company received from vendors did not include information beyond the identification of products containing Conflict Minerals and the related smelters/refiners. Some vendors reported on a corporate level as to all smelters that provided Conflict Minerals to the vendor rather than reporting on a product level as to the particular source of Conflict Minerals provided in products sold to the Company. As part of the Company’s due diligence on the source and chain of custody on the Conflict Minerals contained in In-scope Products, the Company followed up with vendors who did not provide a completed CMRT or who did not produce an alternative method of compliance or who named smelters/refiners not on the conformant or active list maintained by RMI.

The Company’s vendors, who are also Downstream companies, are also similarly faced with the uncertainty of the ultimate source of Conflict Minerals beyond the smelters/refiners. For all Downstream companies, it may be difficult to know where the ultimate country of origin or from which mine the Conflict Minerals originated. Most of the smelters/refiners identified by the Company, as provided in the table above, are on the conformant list maintained by RMI, having successfully completed an assessment against the RMAP standards. One of the smelters/refiners is on the active list maintained by RMI, having committed to or currently participating in an assessment against RMAP standards. One of the smelters/refiners participates in an equivalent cross-recognized assessment in determining the source of the Conflict Minerals in its materials or products. Two of the smelters/refiners were on the conformant list maintained by RMI at the time the Conflict Mineral was sourced.

CONCLUSIONS

Based on the RCOI and the due diligence measures performed, the Company concluded that most of the Conflict Minerals that were necessary to the functionality or production of products manufactured, or contracted to be manufactured, by the Company during the reporting period originated in countries other than the Covered Countries. Specifically, the majority of vendors returned a completed CMRT that indicated sourcing from smelters/refiners not in the Covered Countries. All vendors who returned a completed CMRT indicated that the recycled or scrap source of the Conflict Minerals was not monitored.

A small percentage of the Conflict Minerals purchased by the Company from vendors may have originated from the Covered Countries. Specifically, seven vendors returned a completed CMRT that indicated sourcing from one smelter located in a Covered Country, and some of the identified smelters/refiners indicated sourcing from multiple countries or provided incomplete mine information. In these cases, vendors provided sufficient justification that all of the identified smelters/refiners were on the list of conformant or active smelters and refiners maintained by the RMI or participated in an equivalent cross-recognized assessment at the time the Conflict Mineral was sourced.

ONGOING IMPROVEMENTS TO DUE DILIGENCE PROCESS

During the reporting period, the Company published an update to the Company’s Code of Business Conduct for Suppliers that more clearly defines expectations for vendors as well as best practices that align with the Company’s environmental, social and governance priorities. Additionally, the updated Code of Business Conduct for Suppliers was made available in multiple languages. The Company continues to expect its vendors to comply with the Conflict Minerals Provision and the Conflict Minerals Regulation, to provide all necessary information in connection with the Company’s due diligence process, to cooperate in further assessment or verification of compliance with the Code of Business Conduct for Suppliers, and to implement corrective actions as needed.

The Company’s due diligence process is based on the necessity of gathering information from the Company’s direct vendors, and then, in turn, the Company’s vendors seeking similar data from other Downstream companies. The Company relies upon the list of the conformant and active smelters and refiners maintained by the RMI. The Company will continue to work with its vendors to improve their completeness and quality of responses as needed. During the reporting period, the Company continued to improve its ability to track Conflict Minerals in its supply chain with internal process updates that enhanced vendor assessment and validation capabilities and training for cross-functional team members on the Conflict Minerals due diligence process.

The Company’s ongoing efforts have resulted in responses from all vendors and their responses indicate a commitment to responsible sourcing of Conflict Minerals.

The Company reviews its approach to Conflict Minerals and the due diligence process at least annually.